ASX RELEASE | October 9, 2019 | ASX:PLL; NASDAQ:PLL

PIEDMONT ACCELERATING LITHIUM HYDROXIDE STRATEGY

•	Strong customer interest driving accelerated timeline
o	Piedmont in discussions with numerous prospective lithium hydroxide customers
o	Lithium hydroxide demand projected to grow 35% per annum through 2025
o	Customers aggressively seeking ex-China supply
o	Piedmont uniquely positioned to supply US and European markets
•	Piedmont project to be developed on an integrated basis targeting commissioning in H2 2022
o	Mine and concentrator permitting ongoing with federal permits expected in Q4 2019
o	Lithium hydroxide testwork and chemical plant permitting to commence in Q4 2019
o	Chemical Plant PFS expected in Q2 2020 prior to integrated DFS
o	Offtake agreements for lithium hydroxide expected to underpin project financing

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce that in response to strong interest from prospective lithium hydroxide customers, the Company is accelerating development of its lithium chemical plant and is compressing its Project timeline into a single-stage targeting lithium chemical production in late-2022. This new timeline will effectively accelerate chemical plant development by one year while deferring the mine/concentrator construction start date by one year, resulting in integrated operations from day one.  This integration should lead to improved project economics given the higher margins associated with the lithium chemical business, while eliminating spodumene concentrate sales into the Chinese market.
The Company is focused on several important near-term milestones including:
•	Key federal permit for the mine and concentrator expected Q4 2019
•	Lithium hydroxide testwork commencing in Q4 2019 with chemical plant pre-feasibility study (“PFS”) anticipated in Q2 2020
•	Integrated definitive feasibility study (“DFS”) and chemical plant permitting targeted for Q4 2020
•	Offtake discussions advancing with numerous participants in the global battery supply chain
•	Marketing efforts related to byproduct quartz, feldspar and mica are well advanced
•	Strategic partnering options being continually evaluated
The Company has a strong cash balance of ~US$14M (~A$21M) and is well-positioned to accelerate the work required to commence construction of the integrated lithium hydroxide project to leverage anticipated shortfalls in lithium hydroxide supply beginning in 2023.
Keith D. Phillips, President and Chief Executive Officer, commented: “Over the past several months we have engaged in encouraging dialogue with prospective customers throughout the lithium supply chain. Themes that are common to all the discussions are: (a) the dramatic growth in lithium hydroxide required to support the EV platforms currently being developed; (b) the strong desire of lithium customers to diversify their supply sources away from the dominant China market; and (c) the concrete plans of selected parties to aggressively develop their battery supply chains in the United States and Europe. Nobody is better positioned than Piedmont Lithium to capitalize on these developments.  Ours is the only spodumene project in the United States, and it is the only US lithium project focused on the fast-growing hydroxide market.  We are ideally located to serve the rapidly growing battery supply chains in both the United States and Europe.”
For further information, contact:
Keith D. Phillips | President & CEO	Anastasios (Taso) Arima | Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location for development of an integrated lithium business based on its favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of United States securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian mining terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statements
The information in this report that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
The information in this report that relates to Exploration Targets and Mineral Resources is based on, and fairly represents, information compiled or reviewed by Mr. Leon McGarry, a Competent Person who is a Professional Geoscientist (P.Geo.) and registered member of the ‘Association of Professional Geoscientists of Ontario’ (APGO no. 2348), a ‘Recognized Professional Organization’ (RPO). Mr. McGarry is a Senior Resource Geologist and full-time employee at CSA Global Geoscience Canada Ltd. Mr. McGarry has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Mineral Resources and Ore Reserves’. Mr. McGarry consents to the inclusion in this report of the results of the matters based on his information in the form and context in which it appears.